Annual Report as of December 31, 2001

Letter to Shareholders
February 2002

William M. Ennis President and CEO	Dennis H. Ferro Chief Investment Officer

We are pleased to provide the Evergreen Variable Annuity Trust annual report for the twelve month period ended December 31, 2001.

U.S. Equities Dipped for the Second Year in a Row

The U.S. equity markets were confounded from the very start in 2001. After unusually strong performance in the late 90s, the declines of 2000 were a shock -- surely 2001 would turn things around.

However, by the third Federal Reserve rate cut in March, investors realized that something was seriously wrong. Predictions for earnings growth were slashed throughout the corporate world. The early January consensus forecast for S&P 500 operating earnings growth was 9%. Unfortunately, with each quarterly earnings reporting period filled with disappointing corporate results, profit forecasts were drastically lowered. Average earnings ended the year declining 18%-20%.

The equity markets made an admirable attempt at a recovery during the second quarter, yet continued economic weakness and lowered corporate guidance tightened the vice grip on investors during the summer. Then, the unthinkable happened, and the September 11 tragedy resonated, literally, from Wall Street to Main Street. Any hopes for economic recovery in 2001 were quickly dashed and, upon reopening, the markets plunged.

The quick response of the Fed to provide liquidity and the orderly transition of the financial markets provided investors with a glimmer of hope in the final quarter of the year. Initial success of the United States’ war on terrorism resulted in improved confidence and the equity markets began a remarkable climb. From the lows achieved in late-September, the NASDAQ Composite climbed approximately 40%, followed by the Dow 30 and the S&P 500, each with gains in the 20% range.

All in all, the year proved to be very disappointing for equity investors. Despite the late recovery, the major market averages all declined for the second consecutive year. Few areas were spared, as eight of the ten sectors in the S&P 500 were down. Only consumer discretionary and materials, riding the potential for a positive impact to earnings from the aggressive Fed, managed a gain for the year. While the nineties delivered spectacular returns, the new millennium has proved to be a more challenging period for common stocks, thus far.

The Bond Market Continued a Remarkable Climb

In contrast to poor performance in the equity markets for much of the year, 2001 was another fantastic year for bonds. As the economy slowed and slipped into recession, ratcheting down corporate earnings, investors sought the relative safety of bonds. The Federal Reserve, in an attempt to cushion economic damage, was very aggressive, providing 11 interest rate cuts in twelve months, propelling the bond market higher.

The yield curve steepened dramatically throughout the year in response to Fed action. This steepening was further accentuated by a “flight to quality” following the terrorist attacks of September 11. In fact, by October 30th, the yield on the 2-year Treasury was at a 25-year low. For much of the year, the longer end of the market lagged shorter term Treasuries, as investors -- ever watchful for inflation -- feared that the Fed and Congress were being overly stimulative with interest rates and tax cuts. However, a surprise Halloween announcement from the Treasury Department, suspending 30-year bond issuance, finally brought longer-term rates down as well.

As much as there was good news for bond investors, there were many challenges, as well. As the economy slowed, many companies that had leveraged their balance sheets during the strong economy of the mid-nineties found that declining revenues caused great pressure on their ability to honor their debt

Letter to Shareholders (continued)

obligations. Many well-known companies found their credit ratings diminished and investor concern about their future greatly expanded. As a result, there was an unusually large spread among bond sectors with high quality issues providing the best performance.

Toward the end of 2001, signs of economic recovery triggered a reversal in the bond market. Beginning in November, we got a taste of what a little “good news” can do. While stock market investors celebrated military successes in Afghanistan and an economic recovery ahead, bonds declined. The declines continued in December, washing away earlier hopes for double-digit returns in the bond market for the year.

The past year has reminded all investors that managing risk through different asset classes provides reduced volatility in a period of unstable capital markets.

Diversification Remains Important

An environment like the past twelve months offers many reasons for building a diversified portfolio rather than trying to predict the market’s movements. An exposure to various types of investments should remain an important component of a well-balanced portfolio. It is important that you consult with your financial advisor to develop a strategy that will support your long-term objectives.

Thank you for your continued investment in Evergreen Funds.

Sincerely,

William M. Ennis
President and CEO
Evergreen Investment Company, Inc.

Dennis H. Ferro
Chief Investment Officer
Evergreen Investment Management Company

EVERGREEN VARIABLE ANNUITY TRUST
Evergreen VA High Income Fund
Fund at a Glance as of December 31, 2001

“We expect the yield curve to remain steep and the economic recovery to continue -- a combination that has been historically
favorable for high yield bonds.”

Portfolio Management

Prescott B. Crocker, CFA
Tenure: May 2000

PERFORMANCE & RETURNS1

Portfolio Inception Date:	6/30/1999

Average Annual Returns

1 year	10.27%

Since Portfolio Inception	6.36%

12-month income dividends per share	$0.81

LONG TERM GROWTH

Comparison of a $10,000 investment in Evergreen VA High Income Fund1 versus a similar investment in the Merrill Lynch High Yield Master Index (MLHYMI) and the Consumer Price Index (CPI).

The MLHYMI is an unmanaged market index which does not include transaction costs associated with buying and selling securities or any mutual fund expenses. The CPI is a commonly used measure of inflation and does not represent an investment return. It is not possible to invest directly in an index.

1 Past performance is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that investors’ shares, when redeemed, may be worth more or less than their original cost. Performance includes the reinvestment of income dividends and capital gains distributions.

The fund’s investment objective is non-fundamental and may be changed without the vote of the fund’s shareholders.

Funds that invest in high yield, lower-rated bonds may contain more risks due to the increased possibility of default.

All data is as of December 31, 2001 and subject to change.

EVERGREEN VARIABLE ANNUITY TRUST
Evergreen VA High Income Fund
Portfolio Manager Interview

How did the fund perform?

The Evergreen VA High Income Fund returned 10.27% for the twelve-month period ended December 31, 2001, surpassing both the 1.13% average return produced by the 79 High Current Yield Funds followed by Lipper, Inc. and the 6.20% return generated by the Merrill Lynch High Yield Master Index for the same period. Lipper, Inc. is an independent monitor of mutual fund performance. We attribute the fund’s strong relative performance to its industry weightings, as well as specific security selection.

Portfolio Characteristics
(as of 12/31/2001)

Total Net Assets	$5,309,686

Average Credit Quality	B+

Effective Maturity	7.4 years

Average Duration	5.0 years

What was the environment like for high yield bonds?

The environment was mixed. Most industries within the high yield bond sector closed the first half of 2001 with higher prices. In fact, as an investment sector, high yield securities outperformed U.S. Treasuries, the Dow Jones Industrial Average and the S&P 500, during that time. The telecommunications and technology sectors experienced difficulties in the year’s first six months. Telecommunications bonds, which accounted for approximately 30% of the high yield bond universe, lost approximately 25% of their value as weaker acceptance of their products caused companies to lower prices.

High yield bond prices also moved higher in the year’s second half, despite a pull-back in the period immediately following the September 11th tragedy. Most investors looked six to twelve months ahead, and believed continued interest rate cuts by the Federal Reserve Board would strengthen future economic growth. A strong economy benefits high yield bonds because it provides healthier credit conditions. Even more importantly, however, short-term interest rates became substantially lower than their longer-term counterparts, creating what investors know as a “steepening” of the yield curve. Historically, a significantly steep yield curve -- one where longer-term rates are 1.00% or more higher than shorter-term rates -- is very positive for high yield bonds. To many investors, this type of yield curve represents both a monetary policy that has been implemented to stimulate the economy, and the potential for high yield bonds to outperform other fixed-income investments because of improving credit conditions. Typically, investors feel increasingly comfortable taking on risk as the economy strengthens. As a result, the “risk premium”, or incremental yield provided by high yield bonds over higher quality bonds falls, enabling high yield bonds to generate superior returns.

Portfolio Composition
(as a percentage of 12/31/2001 portfolio assets)

Corporate Bonds	91.9%

Yankee Obligations	4.6%

U.S. Treasury Obligations	3.5%

EVERGREEN VARIABLE ANNUITY TRUST
Evergreen VA High Income Fund
Portfolio Manager Interview

What strategies did you use in managing the fund?

We concentrated on sector weightings and careful credit selection. Specifically, we were significantly underweighted in telecommunications and technology bonds. We sold all of the fund’s holdings in wire-line issues early in the period and substantially reduced our position in wireless communications and media bonds. Each of these industries performed poorly, so the absence of these securities helped protect returns. The fund’s positions in forest products, chemicals and energy also outperformed their indexes. These industries benefited from expectations of a sharp economic recovery. In many cases, we also concentrated our positions in the highest quality credits within the industry. The fund’s performance was limited by several credits that were negatively affected by the World Trade Center disaster. Additionally, underweightings in food, drugs and utilities held back returns.

Portfolio Quality
(as a percentage of 12/31/2001 market value of bonds)

AAA	3.6%

B	70.4%

BB	19.4%

BBB	4.0%

CCC	2.6%

What is your outlook over the next six months?

We are optimistic. We expect the yield curve to remain steep and the economic recovery to continue -- a combination that has been historically favorable for high yield bonds. These factors could drive risk premiums lower, in our opinion, causing high yield bonds to outperform other investment sectors. Stronger growth also should benefit the stock market which, would be positive for high yield bonds. We think these conditions have the potential to draw investors back in to the high yield bond market. Insurance companies and pension investors, in particular, could re-enter the market with larger demand, a situation that could substantially increase demand. In this environment, we intend to focus on selectively increasing both credit exposure and duration in several industries such as broadcasting, cable and energy, because of the attractive risk premiums there. Expressed in years, duration measures a bond’s sensitivity to interest rate changes. Lengthening duration increases a bond’s sensitivity to changes in interest rates and conversely, shortening duration enhances a bond’s price stability. We believe these strategies can increase the fund’s total return potential as investors feel more comfortable taking on credit risk, and risk premiums decline.

EVERGREEN VARIABLE ANNUITY TRUST
Evergreen VA High Income Fund (a)
Financial Highlights
(For a share outstanding throughout each period)

	Year Ended Decmber 31,
	2001	2000	1999 (b)

Net asset value, beginning of period	$9.37	$10.15	$10.00

Income from investment operations

Net investment income	0.81	0.91	0.29

Net realized and unrealized gains or losses on securities	0.15	(0.78)	0.16

Total from investment operations	0.96	0.13	0.45

Distributions to shareholders from net investment income	(0.81)	(0.91)	(0.30)

Net asset value, end of period	$9.52	$9.37	$10.15

Total return*	10.27%	1.31%	4.46%

Ratios and supplemental data

Net assets, end of period (thousands)	$5,310	$4,913	$5,257

Ratios to average net assets
Expenses‡	1.01%	1.01%	1.02%†

Net investment income	8.49%	8.97%	5.88%†

Portfolio turnover rate	131%	174%	19%

(a)Effective February 1, 2000, shareholders of Mentor VIP High Income Portfolio became owners of that number of full and fractional shares of Evergreen VA High Income Fund. As Mentor VIP High Income Portfolio contributed the majority of assets and shareholders to the Evergreen VA High Income Fund, its accounting and performance history has been carried forward.

(b)For the period from June 30, 1999 (commencement of operations) to December 31, 1999.

*Total return does not reflect charges attributable to your insurance company’s separate account.

†Annualized.

‡The ratio of expenses to average net assets excludes expense reductions but includes fee waivers.

See Notes to Financial Statements.

EVERGREEN VARIABLE ANNUITY TRUST
Evergreen VA High Income Fund
Schedule of Investments
December 31, 2001

	Credit Rating(v)	Principal Amount	Value

CORPORATE BONDS - 90.7%
CONSUMER DISCRETIONARY - 43.6%
Auto Components - 2.0%
Collins & Aikman Products Co., 11.50%, 04/15/2006	B	$50,000	$49,000
Delco Remy International, Inc., 10.625%, 08/01/2006	B	45,000	44,662
Lear Corp., Ser. B, 8.11%, 05/15/2009	BB+	15,000	15,196
108,858
Automobiles - 0.8%
United Rentals, Inc., 10.75%, 04/15/2008	BB	40,000	43,200
Hotels, Restaurants & Leisure - 24.5%
Alliance Gaming Corp., 10.00%, 08/01/2007	B-	150,000	156,750
Ameristar Casinos, Inc., 10.75%, 02/15/2009	B-	50,000	54,250
Anchor Gaming, 9.875%, 10/15/2008	B	50,000	55,000
Argosy Gaming Co., 10.75%, 06/01/2009	B+	100,000	110,375
Aztar Corp., 8.875%, 05/15/2007	B+	50,000	51,875
Coast Hotels & Casinos, Inc., 9.50%, 04/01/2009	B	100,000	103,000
Hollywood Casino Corp.:
11.25%, 05/01/2007	B	50,000	54,312
13.00%, 08/01/2006	B-	50,000	47,500
Horseshoe Gaming Holdings, Ser. B, 8.625%, 05/15/2009	B+	50,000	51,875
Isle of Capri Casinos, Inc., 8.75%, 04/15/2009	B	100,000	96,750
Mandalay Resort Group, Ser. B, 10.25%, 08/01/2007	BB-	100,000	104,250
Prime Hospitality Corp., Ser. B, 9.75%, 04/01/2007	B+	50,000	50,625
Six Flags, Inc., Sr. Disc. Note, Step Bond, 0.00%, 04/01/2003 †	B	25,000	21,438
Station Casinos, Inc., 9.875%, 07/01/2010	B+	50,000	51,063
Tricon Global Restaurants, Inc., 8.875%, 04/15/2011	BB	100,000	107,250
Vail Resorts, Inc., 8.75%, 05/15/2009 144A	B	50,000	48,750
Venetian Casino Resort, LLC, 12.25%, 11/15/2004	B-	35,000	35,175
WCI Communities, Inc., 10.625%, 02/15/2011	B	100,000	103,750
1,303,988
Household Durables - 7.5%
K. Hovnanian Enterprises, Inc., 10.50%, 10/01/2007	BB-	45,000	47,250
Sealy Mattress Co., Ser. B, 9.875%, 12/15/2007	B-	100,000	100,500
Simmons Co., Ser. B, 10.25%, 03/15/2009	B-	150,000	152,250
Windmere Durable Holdings, Inc., 10.00%, 07/31/2008	B-	100,000	97,500
397,500
Media - 6.8%
Charter Communications Holdings, LLC, 8.625%, 04/01/2009	B+	100,000	96,750
Echostar DBS Corp., 9.375%, 02/01/2009	B+	100,000	103,500
Emmis Communications, Sr. Disc. Note, Step Bond, 0.00%, 03/15/2011 †	B-	100,000	61,000
LIN Television Corp., 8.375%, 03/01/2008	B-	50,000	47,625
Sinclair Broadcast Group, Inc., 8.75%, 12/15/2007	B	50,000	50,125
359,000
Specialty Retail - 2.0%
Michaels Stores, Inc., 9.25%, 07/01/2009	BB	50,000	53,000
Petco Animal Supplies, Inc., 10.75%, 11/01/2011 144A	B	50,000	51,250
104,250
CONSUMER STAPLES - 5.9%
Food & Drug Retailing - 1.9%
AFC Enterprises, Inc., 10.25%, 05/15/2007	B+	50,000	53,000
Fleming Co., Inc., 10.625%, 07/31/2007 144A	B+	50,000	48,000
101,000

EVERGREEN VARIABLE ANNUITY TRUST
Evergreen VA High Income Fund
Schedule of Investments (continued)
December 31, 2001

	Credit Rating(v)	Principal Amount	Value

CORPORATE BONDS - continued
CONSUMER STAPLES - continued
Food Products - 4.0%
Land O’Lakes, Inc., 8.75%, 11/15/2011 144A	BB	$100,000	$97,000
Weight Watchers International, Inc., 13.00%, 10/01/2009	B	100,000	115,500
212,500
ENERGY - 6.6%
Energy Equipment & Services - 1.9%
Parker Drilling Co., Ser. D, 9.75%, 11/15/2006	B+	100,000	100,000
Oil & Gas - 4.7%
Chesapeake Energy Corp., 8.125%, 04/01/2011	B+	50,000	48,750
EOTT Energy Partners, LP, 11.00%, 10/01/2009	BB	50,000	49,750
Forest Oil Corp., 8.00%, 12/15/2011 144A	BB	50,000	50,250
Nuevo Energy Co., Ser. B, 9.50%, 06/01/2008	B+	50,000	46,875
XTO Energy, Inc., Ser. B, 9.25%, 04/01/2007	B+	50,000	52,500
248,125
HEALTH CARE - 9.5%
Health Care Providers & Services - 8.5%
HCA - The Healthcare Co., 8.75%, 09/01/2010	BB+	100,000	108,500
LifePoint Hospitals Holdings, Inc., Ser. B, 10.75%, 05/15/2009	B	50,000	55,750
Magellan Health Services, Inc., 9.00%, 02/15/2008	B-	50,000	44,750
Tenet Healthcare Corp., Ser. B, 8.125%, 12/01/2008	BBB-	50,000	53,000
Triad Hospitals Holdings, Inc., Ser. B, 11.00%, 05/15/2009	B-	100,000	110,000
Vicar Operating, Inc., 9.875%, 12/01/2009 144A	B-	75,000	76,875
448,875
Pharmaceuticals - 1.0%
Alaris Medical Systems, Inc., 11.625%, 12/01/2006 144A	B+	50,000	54,250
INDUSTRIALS - 8.3%
Aerospace & Defense - 1.7%
BE Aerospace, Inc., 9.50%, 11/01/2008	B	100,000	88,750
Commercial Services & Supplies - 1.9%
Allied Waste North America, Inc., Ser. B, 10.00%, 08/01/2009	B+	100,000	103,500
Construction & Engineering - 3.2%
KB Home, 8.625%, 12/15/2008	BB-	50,000	50,500
MDC Holdings, Inc., 8.375%, 02/01/2008	BB	15,000	15,225
Meritage Corp., 9.75%, 06/01/2011	B	50,000	51,813
Schuler Homes, Inc., 10.50%, 07/15/2011 144A	B-	50,000	52,375
169,913
Machinery - 1.5%
AGCO Corp., 9.50%, 05/01/2008	BB	25,000	26,250
Terex Corp., 10.375%, 04/01/2011	B	50,000	52,250
78,500
MATERIALS - 12.0%
Chemicals - 7.7%
Acetex Corp., 10.875%, 08/01/2009 144A	B+	50,000	50,250
Airgas, Inc., 9.125%, 10/01/2011	BB-	50,000	53,000
Lyondell Chemical Co., 10.875%, 05/01/2009	B+	50,000	46,375
Noveon, Inc., Ser. B, 11.00%, 02/28/2011	B	150,000	158,250
OM Group, Inc., 9.25%, 12/15/2011 144A	B+	100,000	102,500
410,375

EVERGREEN VARIABLE ANNUITY TRUST
Evergreen VA High Income Fund
Schedule of Investments (continued)
December 31, 2001

	Credit Rating(v)	Principal Amount	Value

CORPORATE BONDS - continued
MATERIALS - continued
Containers & Packaging - 3.2%
Four M Corp., Ser. B, 12.00%, 06/01/2006	B	$75,000	$74,250
Owens-Illinois, Inc., 7.15%, 05/15/2005	B+	50,000	47,250
Riverwood International Corp., 10.875%, 04/01/2008	CCC+	45,000	45,900
167,400
Metals & Mining - 1.1%
Phelps Dodge Corp., 9.50%, 06/01/2031	BBB-	50,000	46,395
United States Steel, LLC, 10.75%, 08/01/2008 144A	BB	15,000	14,400
60,795
TELECOMMUNICATION SERVICES - 3.8%
Diversified Telecommunication Services - 1.1%
Nextel Communications, Inc., 9.375%, 11/15/2009	B	5,000	3,963
Paxson Communications Corp., 10.75%, 07/15/2008	B-	50,000	52,687
56,650
Wireless Telecommunications Services - 2.7%
Airgate PCS, Inc., Sr. Disc. Note, Step Bond, 0.00%, 10/01/2004 †	CCC	50,000	38,250
Alamosa Delaware, Inc., 12.50%, 02/01/2011	CCC	50,000	51,250
Triton PCS, Inc., Sr. Disc. Note, Step Bond, 0.00%, 05/01/2003 †	B-	60,000	54,600
144,100
UTILITIES - 1.0%
Gas Utilities - 1.0%
Western Gas Resources, Inc., 10.00%, 06/15/2009	BB-	50,000	53,250
Total Corporate Bonds			4,814,779
U.S. TREASURY OBLIGATIONS - 3.5%
U.S. Treasury Bonds, 6.25%, 05/15/2030	AAA	170,000	184,204
YANKEE OBLIGATIONS - CORPORATE - 4.5%
FINANCIALS - 1.5%
Diversified Financials - 1.5%
Tembec Finance Corp., 9.875%, 09/30/2005	BB+	75,000	77,625
INFORMATION TECHNOLOGY - 1.0%
Electronic Equipment & Instruments - 1.0%
Rogers Cablesystems, Ltd., Ser. B, 10.00%, 03/15/2005	BBB-	50,000	54,500
MATERIALS - 2.0%
Paper & Forest Products - 2.0%
Norampac, Inc., 9.50%, 02/01/2008	BB	50,000	52,500
Repap New Brunswick, Inc., 11.50%, 06/01/2004	BBB+	50,000	56,875
109,375
Total Yankee Obligations - Corporate			241,500

EVERGREEN VARIABLE ANNUITY TRUST
Evergreen VA High Income Fund
Schedule of Investments (continued)
December 31, 2001

	Shares	Value

WARRANTS - 0.0%
CONSUMER DISCRETIONARY - 0.0%
Media - 0.0%
Metricom, Inc., Expiring 2/15/2010 *	50	$3
FINANCIALS - 0.0%
Diversified Financials - 0.0%
Asat Finance, LLC, Expiring 11/01/2006 *	100	200
Total Warrants		203
Total Investments - (cost $5,030,707) - 98.7%		5,240,686
Other Assets and Liabilities - 1.3%		69,000
Net Assets - 100.0%		$5,309,686

144A	Security that may be resold to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended. This security has been determined to be liquid under guidelines established by the Board of Trustees.
*	Non-income producing security.
†	Security initially issued in zero coupon form which converts to coupon form at a specified rate and date. An effective interest rate is applied to recognize interest income daily for the bond. This rate is based on total expected interest to be earned over the life of the bond which consists of the aggregate coupon-interest payments and discount at acquisition. The rate shown is the stated rate at the current period end.
(v)	Credit ratings are unaudited and rated by Moody’s Investors Service where Standard and Poor’s ratings are not available.

See Notes to Financial Statements.

EVERGREEN VARIABLE ANNUITY TRUST
Evergreen VA High Income Fund
Statement of Assets and Liabilities
December 31, 2001

Assets
Identified cost of securities	$5,030,707
Net unrealized gains on securities	209,979

Market value of securities	5,240,686
Receivable for Fund shares sold	1,971
Interest receivable	121,303
Receivable from investment advisor	6,595

Total assets	5,370,555

Liabilities
Due to custodian bank	58,344
Due to other related parties	29
Accrued expenses and other liabilities	2,496

Total liabilities	60,869

Net assets	$5,309,686

Net assets represented by
Paid-in capital	$5,577,999
Accumulated net realized losses on securities	(478,292)
Net unrealized gains on securities	209,979
Total net assets	$5,309,686

Shares outstanding	557,887

Net asset value per share	$9.52

See Notes to Financial Statements.

EVERGREEN VARIABLE ANNUITY TRUST
Evergreen VA High Income Fund
Statement of Operations
Year Ended December 31, 2001

Investment income
Interest	$498,957

Expenses
Advisory fee	36,814
Administrative services fees	5,259
Transfer agent fee	229
Trustees’ fees and expenses	106
Printing and postage expenses	4,768
Custodian fee	1,564
Professional fees	15,489
Other	268

Total expenses	64,497
Less: Expense reductions	(786)
Fee waivers	(11,120)

Net expenses	52,591

Net investment income	446,366

Net realized and unrealized gains or losses on securities
Net realized losses on securities	(165,018)

Net change in unrealized gains or losses on securities	226,062

Net realized and unrealized gains on securities	61,044

Net increase in net assets resulting from operations	$507,410

See Notes to Financial Statements.

EVERGREEN VARIABLE ANNUITY TRUST
Evergreen VA High Income Fund (a)
Statement of Changes in Net Assets

	Year Ended December 31,
	2001	2000
Operations
Net investment income	$446,366	$475,451
Net realized losses on securities	(165,018)	(316,159)
Net change in unrealized gains or losses on securities	226,062	(87,406)

Net increase in net assets resulting from operations	507,410	71,886

Distributions to shareholders from
Net investment income	(446,072)	(474,055)

Capital share transactions
Proceeds from shares sold	499,519	46,571
Payment for shares redeemed	(206,059)	(8,467)
Net asset value of shares issued in reinvestment of distributions	42,272	19,655

Net increase in net assets resulting from capital share transactions	335,732	57,759

Total increase (decrease) in net assets	397,070	(344,410)
Net assets
Beginning of period	4,912,616	5,257,026

End of period	$5,309,686	$4,912,616

Undistributed net investment income	$0	$0

Other Information:
Share increase (decrease)
Shares sold	50,243	4,608
Shares redeemed	(20,885)	(830)
Shares issued in reinvestment of distributions	4,464	2,107

Net increase in shares	33,822	5,885

(a)Effective February 1, 2000, shareholders of Mentor VIP High Income Portfolio became owners of that number of full and fractional shares of Evergreen VA High Income Fund. As Mentor VIP High Income Portfolio contributed the majority of assets and shareholders to the Evergreen VA High Income Fund, its accounting and performance history has been carried forward.

See Notes to Financial Statements.

EVERGREEN VARIABLE ANNUITY TRUST
Evergreen VA High Income Fund
Notes to Financial Statements

1. ORGANIZATION

The Evergreen VA High Income Fund (the “Fund”) is a diversified series of Evergreen Variable Annuity Trust (the “Trust”), a Delaware business trust organized on December 23, 1997. The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). Shares of the Fund may only be purchased by insurance companies for the purpose of funding variable annuity contracts or variable life insurance policies.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

A. Valuation of Investments

Portfolio debt securities acquired with more than 60 days to maturity are valued at prices obtained from an independent pricing service which takes into consideration such factors as similar security prices, yields, maturities, liquidity and ratings. Securities for which valuations are not available from an independent pricing service may be valued by brokers which use prices provided by market makers or estimates of market value obtained from yield data relating to investment or securities with similar characteristics.

Short-term securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value.

Investments in other mutual funds are valued at net asset value. Securities for which market quotations are not available are valued at fair value as determined in good faith, according to procedures approved by the Board of Trustees.

B. Security Transactions and Investment Income

Security transactions are recorded no later than one business day after the trade date. Realized gains and losses are computed using the specific cost of the security sold. Interest income is recorded on the accrual basis and includes accretion of discounts and amortization of premiums relating to fixed-income securities held by the Fund.

C. Federal Taxes

The Fund intends to continue to qualify as a regulated investment company and distribute all of its taxable income, including any net capital gains (which have already been offset by available capital loss carryovers). Accordingly, no provision for federal taxes is required.

D. Distributions

Distributions to shareholders from net investment income and net realized gains are recorded on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles.

Reclassifications have been made to the Fund’s components of net assets to reflect income and gains available for distribution (or available capital loss carryovers, as applicable) under income tax regulations.

3. ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Evergreen Investment Management Company, LLC (“EIMC”), an indirect, wholly owned subsidiary of Wachovia Corporation (formerly, First Union Corporation), is the investment advisor to the Fund and is paid a management fee that is calculated and paid daily. The management fee is computed at a rate of 0.70% of the average daily net assets of the Fund.

During the year ended December 31, 2001, the amount of investment advisory fees waived by the investment advisor was $11,120. The impact on the Fund’s expense ratio represented as a percentage of its average daily net assets was 0.21%.

EVERGREEN VARIABLE ANNUITY TRUST
Evergreen VA High Income Fund
Notes to Financial Statements (continued)

Evergreen Investment Services, Inc. (“EIS”), an indirect, wholly owned subsidiary of Wachovia Corporation, is the administrator to the Fund. As administrator, EIS provides the Fund with facilities, equipment and personnel and is paid an administrative fee of 0.10% of the Fund’s average daily net assets.

Evergreen Service Company, LLC (“ESC”), an indirect, wholly owned subsidiary of Wachovia Corporation, is the transfer and dividend disbursing agent for the Fund.

Officers of the Fund and affiliated Trustees receive no compensation directly from the Fund.

4. SECURITIES TRANSACTIONS

Cost of purchases and proceeds from sales of investment securities (excluding short-term securities) were $6,692,193 and $6,234,294, respectively, for the year ended December 31, 2001.

On December 31, 2001, the aggregate cost of securities for federal income tax purposes was $5,032,479. The gross unrealized appreciation and depreciation on securities based on tax cost was $241,862 and $33,655, respectively, with a net unrealized appreciation of $208,207.

As of December 31, 2001, the Fund had capital loss carryovers for federal income tax purposes of $189,217 and $236,924, expiring in 2008 and 2009, respectively.

For income tax purposes, capital losses incurred after October 31 within a Fund’s fiscal year are deemed to arise on the first business day of the Fund’s following fiscal year. As of December 31, 2001, the Fund incurred and elected to defer post October losses of $50,379.

5. EXPENSE REDUCTIONS

Through expense offset arrangements with ESC and its custodian, a portion of the fund expenses have been reduced. The Fund received $786 in expense reductions. The impact of the total expense reductions on the Fund’s expense ratio represented as a percentage of its average net assets was 0.01%.

6. DEFERRED TRUSTEES’ FEES

Each independent Trustee of the Fund may defer any or all compensation related to performance of their duties as Trustees. The Trustees’ deferred balances are allocated to deferral accounts, which are included in the accrued expenses for the Fund. The investment performance of the deferral accounts is based on the investment performance of certain Evergreen Funds. Any gains earned or losses incurred in the deferral accounts are reported in the Fund’s Trustees’ fees and expenses. At the election of the Trustees, the deferral account will be paid either in one lump sum or in quarterly installments for up to ten years.

7. FINANCING AGREEMENT

The Fund and certain other Evergreen Funds share in a $725 million unsecured revolving credit commitment to temporarily finance the purchase or sale of securities for prompt delivery, including funding redemption of their shares, as permitted by each Fund’s borrowing restrictions. Borrowings under this facility bear interest at 0.50% per annum above the Federal Funds rate. All of the Funds are charged an annual commitment fee of 0.10% of the unused balance, which is allocated pro rata. For its assistance in arranging the financing agreement, First Union Securities, Inc. was paid a one-time arrangement fee of $150,000, which was charged to the Funds and also allocated pro rata.

During the year ended December 31, 2001, the Fund had no borrowings under this agreement.

8. CHANGE IN ACCOUNTING PRINCIPLE

As required, effective January 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide, Audits of Investment Companies which amends certain accounting practices and disclosures, including amortization of premiums and accretion of discounts. Accordingly, the Fund began amortizing premium and accreting discount on all fixed-income securities held by the Fund. Prior to January 1, 2001, the Fund did not amortize premiums or accrete discounts on fixed-income securities. The cumulative effect of this change in accounting policy relating to bonds held by the Fund prior to the effective date of the change and the current year effect of this change on the operating results of the Fund are insignificant to the overall financial statements of the Fund.

EVERGREEN VARIABLE ANNUITY TRUST
Evergreen VA High Income Fund
Independent Auditors’ Report

Board of Trustees and Shareholders
Evergreen VA High Income Fund

We have audited the accompanying statement of assets and liabilities, including the schedule of investments of Evergreen VA High Income Fund as of December 31, 2001, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years or periods in the three-year period then ended. These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2001 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Evergreen VA High Income Fund as of December 31, 2001, the results of its operations, changes in its net assets and financial highlights for each of the years or periods described above in conformity with accounting principles generally accepted in the United States of America.

Boston, Massachusetts
February 1, 2002

Board of Trustees
Name	Position with Trust	Term of Office	Principal Occupations for Last Five Years	Number of Portfolios Overseen in Evergreen Funds complex	Other Directorships held outside of Evergreen Funds complex

Charles A. Austin III 200 Berkeley Street Boston, MA 02116 Age: 66	Trustee	1991	Investment Counselor with Appleton Partners, Inc. (investment advice); former Director, Executive Vice President and Treasurer, State Street Research & Management Company (investment advice); Director, The Andover Companies (insurance); Trustee, Arthritis Foundation of New England; Director, Health Development Corp. (fitness-wellness centers); The Francis Ouimet Society.	105	None

K. Dun Gifford 200 Berkeley Street Boston, MA 02116 Age: 62	Trustee	1974	Chairman and President, Oldways Preservation and Exchange Trust (education); Trustee, Treasurer and Chairman of the Finance Committee, Cambridge College; former Managing Partner, Roscommon Capital Corp.; former Chairman of the Board, Director, and Executive Vice President, The London Harness Company (leather goods purveyor); former Chairman, Gifford, Drescher & Associates (environmental consulting).	105	None

Leroy Keith, Jr. 200 Berkeley Street Boston, MA 02116 Age: 62	Trustee	1983	Partner, Stonington Partners (private investment firm); Chairman of the Board and Chief Executive Officer, Carson Products Company (manufacturing); Director of Phoenix Total Return Fund and Equifax, Inc. (worldwide information management); Trustee of Phoenix Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund; and former President, Morehouse College.	105	Director of Phoenix Total Return Fund; Trustee of Phoenix Series Fund, Phoenix Multi-Portfolio Fund and The Phoenix Big Edge Series Fund.

Gerald M. McDonnell 200 Berkeley Street Boston, MA 02116 Age: 62	Trustee	1988	Sales and Marketing Management with SMI-STEEL - South Carolina (steel producer); former Sales and Marketing Management with Nucor Steel Company.	105	None

Thomas L. McVerry 200 Berkeley Street Boston, MA 02116 Age: 62	Trustee	1993	Former Vice President and Director of Rexham Corporation (manufacturing); and Director of Carolina Cooperative Credit Union.	105	None

William Walt Pettit 200 Berkeley Street Boston, MA 02116 Age: 46	Trustee	1984	Partner and Vice President in the law firm of Kellam & Pettit, P.A	105	None

David M. Richardson 200 Berkeley Street Boston, MA 02116 Age: 60	Trustee	1982	President, Richardson, Runden & Company (new business development/consulting company); Managing Director, Kennedy Information, Inc (executive recruitment information and research company); former Vice Chairman, DHR International, Inc. (executive recruitment); former Senior Vice President, Boyden International Inc. (executive recruitment); Trustee, 411 Technologies, LLP (communications); Director, J&M Cumming Paper Co. (paper merchandising); and Columnist, Commerce and Industry Association of New Jersey.	105	None

Russell A. Salton, III MD 200 Berkeley Street Boston, MA 02116 Age: 54	Trustee	1984	Medical Director, Healthcare Resource Associates, Inc.; former Medical Director, U.S. Health Care/Aetna Health Services; former Managed Health Care Consultant; and former President, Primary Physician Care.	105	None

Michael S. Scofield 200 Berkeley Street Boston, MA 02116 Age: 58	Trustee	1984	Attorney, Law Offices of Michael S. Scofield.	105	None

Richard J. Shima 200 Berkeley Street Boston, MA 02116 Age: 62	Trustee	1993	Independent Consultant; former Chairman, Environmental Warranty, Inc. (insurance agency); former Executive Consultant, Drake Beam Morin, Inc. (executive outplacement); Director of Hartford Hospital, Old State House Association; former Director of Enhance Financial Services, Inc.; former Director of CTG Resources, Inc. (natural gas); former Director Middlesex Mutual Assurance Company; former Chairman, Board of Trustees, Hartford Graduate Center; Trustee, Greater Hartford YMCA.	105	None

Richard K. Wagoner, CFA* 200 Berkeley Street Boston, MA 02116 Age: 63	Trustee	1999	Former Chief Investment Officer, Executive Vice President and Head of Capital Management Group, First Union National Bank; former consultant to the Board of Trustees of the Evergreen Funds; former member, New York Stock Exchange; member, North Carolina Securities Traders Association; member, Financial Analysts Society.	105	None

* Mr. Wagoner is an “interested person” of the funds because of his ownership of shares in Wachovia Corporation (formerly First Union Corporation), the parent to the funds’ investment advisor.

Additional information about the funds’ Board of Trustees can be found in the Statement of Additional Information (SAI) and is available upon request without charge by calling (800) 343-2898.

Variable Annuities
NOT FDIC INSURED	May lose value No bank guarantee
Evergreen Investment Services, Inc.
58913	560860 12/01